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                                                                    EXHIBIT 99.1


NEWS RELEASE
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INVESTOR CONTACTS:
Suresh Kumar                                   Clarence Fu
(1) 408.941.1110                               (65) 6360.4060
sureshk@charteredsemi.com                      cfu@charteredsemi.com

MEDIA CONTACTS:
Chartered U.S.                                 Chartered Singapore:
--------------                                 --------------------
Tiffany Sparks                                 Maggie Tan
(1) 408.941.1185                               (65) 6360.4705
tiffanys@charteredsemi.com                     tanmaggie@charteredsemi.com


                 CHARTERED CORRECTS SHARE COUNT AND EPS GUIDANCE
                             FOR FOURTH QUARTER 2002


SINGAPORE - OCTOBER 25, 2002 - Chartered Semiconductor Manufacturing (Nasdaq:
CHRT and SGX-ST: CHARTERED) announces a correction to the fourth quarter 2002 share count and loss per ADS guidance, which was provided in its third quarter earnings release earlier today.

The figure provided in the release earlier today, 260 million American Depositary Shares (ADSs), was incorrect. The corrected fourth quarter 2002 guidance for share count and for loss per ADS is:

-        Average share count for EPS calculation: approximately 241 million ADSs

- Loss per ADS: approximately $0.47 to $0.49 including a one-time charge of approximately $0.02 per ADS associated with workforce re-sizing

SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our fourth quarter 2002 guidance for share count and for loss per ADS including a one-time charge associated with workforce re-sizing reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties,



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which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications and computer segments; the rate of semiconductor market recovery; economic conditions in the United States as well as globally; customer demands; unforeseen delays or interruptions in our plans for our fabrication facilities (including Fab 7); the performance level of and technology mix in our fabrication facilities; the successful implementation of our partnership, technology and supply alliances; and competition. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.